TRANSGLOBE ENERGY CORPORATION ANNOUNCES
Q4 2017 OPERATIONS UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, December 20 2017 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an operational update. All dollar values are expressed in US dollars unless otherwise stated.
Highlights

•	Annual 2017 average production is trending to ~15.4 MBoepd, a 27% increase over 2016

•	Lifted and sold ~510 thousand barrels of entitlement crude oil in Egypt in late November for estimated net proceeds of approximately $24.5 mm (inclusive of realized hedging loss and marketing costs).

•	Three Cardium Hz wells in Canada placed on production during October, averaging ~196 Boped/well (85% oil & liquids) during first 30 days of continuous production.

•	Drilled and cased NWG 38A2 appraisal Red Bed oil well in November.
PRODUCTION
Corporate production is expected to average ~15.4 MBoepd for 2017 (12.8 Mbopd from Egypt and 2.6 MBoepd from Canada) representing an increase of ~3.3 MBoepd or 27% over 2016 production of 12.1 MBoepd. Corporate production in 2017 was 93% weighted to oil and liquids (7% weighted to natural gas in Canada) providing excellent torque to strengthening oil prices.

In Egypt, production was impacted by the release of the workover rig in early August due to escalating safety and performance issues. A replacement rig was contracted and mobilized in late September and a second workover rig was operational December 1st. The reduction of the backlog of well workovers is anticipated in early 2018 with two workover rigs in operation.

In Canada, the company equipped and tied in the three new Cardium horizontal wells during October. It is early days, but using the first 30 calendar days of stabilized production, the new wells averaged 589 Boepd (509 Bpd of oil and liquids) or 196 Boepd/well. In aggregate the wells have exceeded TransGlobe’s internal IP30 estimate of 184 boepd. Two of the wells had IP30 rates of 259 boepd and 209 boepd respectively with the third well having an IP30 rate of 120 boepd. The poorer performing well experienced pressure communication with an offset well during completions and subsequently only 85% of the planned frac sand tonnage was placed in formation. All three wells have significant fluid levels, so it may take several months of production to drawdown the wells sufficiently to evaluate the wells performance from the respective horizontal sections. Early production generally comes from the heel of the well, where the pressure drawdown is the greatest. These early results are very encouraging. The Company is therefore planning for an expanded Cardium drilling campaign for 2018.
MARKETING
In Egypt, the Company lifted and sold ~510,000 barrels of entitlement oil in November for net proceeds of ~$24.5 million (inclusive of realized hedging loss and marketing costs). Based on estimated sales and production for Q4, it is expected that the Company will exit 2017 with approximately 800 thousand barrels of inventoried entitlement crude oil, representing a 35% reduction from December 2016.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
Subsequent to the third quarter press release (November 9, 2017), the Company drilled NWG 38A2 which was cased as a Red Bed oil well in the NWG 38 pool. The NWG 38 A2 appraisal well was drilled to a total depth of 5,315 feet and encountered approximately 112 feet of Red Bed formation with an estimated 17 feet of net oil pay based on open-hole logs and MDT samples. The well is scheduled for completion in early 2018 and will be tied into the NWG early production facility (“EPF”).

NWG 38 A2 is located approximately 0.4 km west of the NWG 38 A discovery well and intersected the NWG 38 red bed pool in a structurally lower position (~43 feet lower) increasing the known “oil down to” for the 38A pool, which is currently producing ~700 Bopd from two wells. Based on NWG 38A2 pressure data, the company has initiated permitting to drill a structurally down dip injector and commence a pressure maintenance scheme (water flood) in the first half of 2018 to increase recoveries similar to the Arta Red Bed pool in the adjacent West Gharib Concession. The drilling rig is stacked on site pending approval of additional drilling locations in the Eastern Desert concessions in early 2018. The Company is currently finalizing the 2018 work plan and budget which will be announced in January.
About TransGlobe
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; the Company’s plans at South Alamein, to potentially file a development plan (including the expected timing thereof) the Company's initial drilling program at Harmattan, including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

Certain type curve information included to in this news release, including IP30, represents estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. This information is based on management-generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The information represents what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
Boepd    barrels of oil equivalent per day
GJ/d    giga joules per day
$C/JG    Canadian dollars per giga joule

For further information, please contact: Investor Relations Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com